UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 9, 2013, the Supreme Court of the State of New York, County of New York (the “Court”), entered an order (the “Order”) approving, among other things, the fairness to Crede (as defined below) of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with an Exchange Agreement (the “Exchange Agreement”) between FreeSeas Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the “Company”), andCrede CG III, Ltd. (“Crede”), in the matter entitled Crede CG III, Ltd. v. FreeSeas Inc., Case No. 653328/2013 (the “Action”).

The total number of shares of Common Stock to be issued to Crede pursuant to the Exchange Agreement will equal the quotient of (i) $11,850,000 divided by (ii) 78% of the volume weighted average price of the Company’s Common Stock, over the 75-consecutive trading day period immediately following the first trading day after the Court approved the Order (or such shorter trading-day period as may be determined by Crede in its sole discretion by delivery of written notice to the Company) (the “Calculation Period”), rounded up to the nearest whole share (the “Settlement Shares”). 5,059,717 of the Settlement Shares were issued and delivered to Crede on October 10, 2013 and 5,560,628 Settlement Shares were issued and delivered to Crede on October 11, 2013.

The Exchange Agreement further provides that if, at any time and from time to time during the Calculation Period (as defined below), the total number of Settlement Shares (as defined below) previously issued to Crede is less than the total number of Settlement Shares to be issued to Crede or its designee in connection with the Exchange Agreement, Crede may, in its sole discretion, deliver one or more written notices to the Company requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Crede or its designee (subject to the limitations described below), and the Company will upon such request issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the Exchange Agreement. At the end of the Calculation Period, (i) if the total number of Settlement Shares required to be issued exceeds the number of Settlement Shares previously issued to Crede, then the Company will issue to Crede or its designee additional shares of Common Stock equal to the difference between the total number of Settlement Shares required to be issued and the number of Settlement Shares previously issued to Crede, and (ii) if the total number of Settlement Shares required to be issued is less than the number of Settlement Shares previously issued to Crede, then Crede or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of total number of Settlement Shares required to be issued and the number of Settlement Shares previously issued to Crede. Crede may sell the shares of Common Stock issued to it or its designee in connection with the Exchange Agreement at any time without restriction, even during the Calculation Period.

The Exchange Agreement provides that in no event shall the number of shares of Common Stock issued to Crede or its designee in connection with the Exchange Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Crede and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder), result in the beneficial ownership by Crede and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.9% of the Common Stock.

Since the issuance of the Settlement Shares described above, Crede requested an additional 6,141,131 Settlement Shares based on the adjustment formula described above. Accordingly, on October 17, 2013, the Company issued and delivered to Crede 6,141,131 Settlement Shares pursuant to the terms of the Exchange Agreement approved by the Order.

The issuance of Common Stock to Crede pursuant to the terms of the Exchange Agreement approved by the Order is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof, as an issuance of securities in exchange for bona fide outstanding claims, where the terms and conditions of such issuance are approved by a court after a hearing upon the fairness of such terms and conditions to the plaintiff at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: October 18, 2013	By: /s/ ALEXANDROS MYLONAS
Alexandros Mylonas
Chief Financial Officer